UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Japan’s largest financial group MUFG to make a strategic investment in

Indonesia’s Bank Danamon

***

MUFG seeks to take a 73.8% majority stake in Bank Danamon,

reaffirming Indonesia’s importance in its regional strategy

Japan, 26 December 2017 – Mitsubishi UFJ Financial Group, Inc.’s commercial banking entity The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“MUFG”) announced today that it has entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”), to acquire their shareholding interests in Indonesian bank PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals. AFI is a wholly-owned subsidiary of Fullerton Financial Holdings Pte. Ltd. The Sellers currently hold in aggregate, 73.8% shareholding interests in Danamon.

This strategic investment by MUFG will be executed through three steps (the “Proposed Transaction”), and completion of the Proposed Transaction will result in MUFG becoming the largest shareholder in Danamon. It will also bolster MUFG’s growth strategy in Asia & Oceania and contribute to the overall development of the Indonesian banking sector.

Outline of Proposed Transaction[1]:

•	Step 1: MUFG will acquire an initial 19.9% stake in Danamon, based on a price[2] of IDR 8323 per share (US$0.61) and at an investment amount of IDR 15.875 trillion (US$ 1,171 million). The price was based on a 3Q17 P/B of 2.0x with certain adjustments applied. AFI will continue to be the majority shareholder in Danamon upon closing of Step 1, which is expected to be within a few days.

•	Step 2[2], [3]: MUFG intends to then seek regulatory and other relevant approvals to acquire an additional 20.1% to increase its stake in Danamon to 40% (“Step 2”). This step is expected to close between Q2 – Q3 of 2018, subject to receiving these approvals.

•	Step 3[2], [3]: Upon completion of Step 2, MUFG intends to seek the necessary approvals to increase their stake in Danamon beyond the 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG[4]. With the closing of Step 3, MUFG’s final stake in Danamon is expected to be over 73.8%.

Strategic Rationale

MUFG’s investment in Danamon represents another crucial milestone for its strategic plans in Asia & Oceania. The bank has greatly expanded its presence, diversified its business mix in the region and strengthened its commercial banking business through similar strategic partnerships with prominent banks across the region[5]. In Indonesia, MUFG has been operating for 50 years and currently has a full services branch in Jakarta, one sub-branch in Surabaya, and nine service points across the country.

Indonesia is the largest economy in ASEAN underpinned by excellent growth fundamentals including favourable demographics, a rich resource base and stable political climate. MUFG’s investment in Danamon is a strong testament to the bank’s optimism in the country’s long-term prospects and commitment to the ongoing development of the Indonesian banking sector. MUFG expects that this investment into the country will positively contribute to the growth of the Indonesian banking sector and economy as a whole. MUFG will establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment will also strategically allow MUFG to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

Mr. Takayoshi Futae, MUFG’s CEO for Asia & Oceania region said: “As one of the leading banks in Asia & Oceania, we have long recognised Indonesia’s role as one of the key drivers of the region’s development and have sought to establish a stronger presence in the country.”

Mr. Futae added: “Danamon is a well-respected institution in the local banking sector, renowned for its experienced and capable management team, sound business platform and profitable franchise, and would make a very welcome and strategic addition to the MUFG group as we press on with our regional strategy. We are supportive of the leadership of Danamon’s management, and are confident that our future collaboration will create synergies that would allow us to better serve customers and shareholders and enhance our mutual growth.”

“As Japan and Indonesia celebrate 60 years of diplomatic relations in 2018, this partnership is also a fitting and timely reminder of the deep ties that exist between both countries, and we will leverage this alliance to further intermediate business flows between these two great nations and contribute to ASEAN’s economy.”

For Danamon, currently the fifth most profitable Indonesian commercial bank by earnings, the investment by MUFG will allow it to tap on MUFG’s financial strength, relationships with Japan’s top corporates, global network as well as product and sectorial expertise to enhance its growth ambitions. As a supportive and long-term shareholder, MUFG will harness Danamon’s established and respected brand franchise to foster greater synergies and enhance Danamon’s position as a leading and prominent Indonesian bank, one that remains committed to delivering high quality services to its customers.

“We are confident that MUFG coming in as a shareholder of Danamon is beneficial to the company’s stakeholders, including its employees, clients and customers, as well as business partners. With deep banking expertise and international experience, we believe MUFG is the right partner for Danamon as they embark on their next phase of growth. Since 2003, we have been a shareholder in Danamon and will continue to be supportive of them. We remain invested in the company and look forward to working closely with MUFG during this period. Indonesia is a dynamic market and we continue to be optimistic about its growth and long term potential, as well as that of its financial services sector,” said Mr. Tow Heng Tan, Director, Fullerton Financial Holdings.

Notes:

[1]	The Proposed Transaction is subject to regulatory and shareholders’ approvals and has closing conditions customary for a transaction of this nature. Shareholders are advised to exercise caution when trading their shares.

[2]	The prices for Danamon’s shares in Steps 2 and 3 will be based on a similar approach as Step 1. There is no certainty as to whether the price at each step will be higher, lower or the same as the steps preceding it. The Step 2 and Step 3 prices will be disclosed at the appropriate time.

[3]	For the avoidance of doubt, in accordance with Indonesian regulations, there will not be a mandatory tender offer in Step 2 and Step 3.

[4]	Further details will be shared in due course, at an appropriate time.

[5]	MUFG has invested in a 77% stake in Bank of Ayudhya Public Company Limited (Krungsri) in Thailand, 20% in VietinBank in Vietnam and 20% in Security Bank Corporation in the Philippines.

Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

-END-

About MUFG

Mitsubishi UFJ Financial Group, Inc. is one of the world’s leading financial groups, with total assets of approximately US$2.7 trillion as of 30 September 2017. Headquartered in Tokyo and with approximately 350 years of history, the Group has a global network with over 2,300 offices across more than 50 countries. It has about 150,000 employees and close to 300 entities, offering services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing.

The Group’s operating companies include Bank of Tokyo-Mitsubishi UFJ, Mitsubishi UFJ Trust and Banking Corporation (Japan’s leading trust bank), and Mitsubishi UFJ Securities Holdings Co., Ltd., one of Japan’s largest securities firms.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. is Japan’s premier bank, with a global network spanning around 50 countries. Outside of Japan, the bank offers an extensive scope of commercial and investment banking products and services to businesses, governments and individuals worldwide.

Through close partnerships among our operating companies, Mitsubishi UFJ Financial Group, Inc. aims to “be the world’s most trusted financial group”, flexibly responding to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. The Group’s shares trade on the Tokyo, Nagoya and New York (NYSE: MTU) stock exchanges.

About FFH

Fullerton Financial Holdings (FFH) is a strategic and operating investor in financial and related services in Emerging Markets. FFH seeks to create shareholder value by being committed to building differentiated business models focused on the Mass Market and SME segments, and an enabler of digital innovation for our portfolio companies. FFH is a wholly owned portfolio company of Temasek Holdings (Private) Limited, an investment company headquartered in Singapore. As at 31 December 2016, FFH’s total assets stood at S$28.5 billion, and its portfolio includes investments in 10 financial institutions located in nine countries. For more information, please visit the website www.fullertonfinancial.com.

For media enquiries, please contact:

For MUFG	For FFH
Jenny Lim Head, Corporate Communications, Asia & Oceania Bank of Tokyo-Mitsubishi UFJ, Ltd DID: +65 6918-3842 Mobile: +65 8139 9632 Email: jenny_lim@sg.mufg.jp	Press contacts Fullerton Financial Holdings enquiries@fullertonfinancial.com.

Karl Ho Corporate Communications, Asia & Oceania Bank of Tokyo-Mitsubishi UFJ, Ltd DID: +65 6918 3841 Mobile: +65 9386 4956 Email: karl_ho@sg.mufg.jp

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